08048992

Received SEC

APR 24 2008

Washington, DC 20549

Annual Report

2007

Voice Mobility®

www.voicemobility.com
info@voicemobility.com

THIS PAGE INTENTIONALLY LEFT BLANK

CEO's Letter



Dear Shareholder,

In 2007, we took significant action to refocus our company. We began with a clear strategy to expand our distribution network and control our future success. Our priorities were to evolve from a messaging vendor with a single access point in the business and service provider markets to a solutions provider with a channel of certified resellers and partners all selling Voice Mobility solutions. During this year of transition, we achieved critical milestones, which we hope will put Voice Mobility in a position to deliver upon shareholders' expectations.

Our New Focus Explained

With a renewed focus to expand our distribution network, we made a critical change in our sales organization in hiring Mike Seeley as Director of Sales. Mike has used his industry contacts to grow our channel network from the ground up. With Mike's leadership, we acquired, trained and certified 13 resellers and distributors in Canada and the United States. We expanded our sales organization by hiring John Gavin, who also brings channel, industry and direct customer knowledge to the team. Close and collaborative relationships with our partners and our customers is essential to our success moving forward. We stand committed to being responsive to our customers' needs and ensuring they receive support in their regions.

Fostering Technology, Ingenuity and Leadership

Voice Mobility's team is, and will continue to be, our strongest asset. We made key changes to the team to strengthen our focus on channel development and support. We will continue to support the team's growth. We utilize best-in-class partners to help the company deliver on the results that are expected of us and exceed our financial targets. In 2008, we intend to continue to invest in leadership and development programs that support our team and our network of distributors and resellers. By recognizing the top performers who contribute to accelerating our growth, we intend to increase shareholder value and encourage a high-performance culture.

Developing the Voice Mobility Brand

One of our key strategies in 2007 was to develop and execute a cohesive strategy that would introduce our brand and product line to the marketplace. Our objectives were to educate the market on our product line; generate excitement; and expand our channel network in the process. Our corporate identity was launched in 2007 and reflects the company today and moving forward. To our partners, we are the messaging solution of choice for the business, enterprise, campus, managed service and hosted markets. To our customers, we are a solution to their messaging needs, now and in the future. To our employees, the brand represents ingenuity and dedication to our products and services. Our new brand promises to align our solutions with our perception in the marketplace.

Moving Ahead

The company, our team and our partners accomplished a great deal in the last 12 months. We defined a new, aggressive strategy and positioned the company for growth. We delivered on strategy and will continue to grow the business. However, our work has just begun. Now, with a stronger team, both internally and with our channel network, we need to deliver the most ambitious, collaborative and innovative messaging solutions to drive North America and worldwide adoption of the Voice Mobility product line.

Management anticipates that 2008 will be our year to execute on our strategy and reap the rewards of years of experience and hard work in this market. We intend to continue to add best-in-class partners, both in our channel network and in business development. We anticipate that these developments will see the adoption of the Voice Mobility product line.

2007 was a year of significant change for our company. We will build on this momentum. On behalf of the Board of Directors and the entire Voice Mobility team, I would like to acknowledge and thank Voice Mobility's employees and shareholders for their continued support.

Randy Buchamer
Chief Executive Officer

Financials

Management's Discussions and Analysis or Plan of Operation

OVERVIEW

You should read the following discussion of our financial condition and results of operations together with the consolidated audited financial statements and the notes to the consolidated audited financial statements included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those anticipated in these forward-looking statements.

We are engaged in the development and sales and marketing of unified voice messaging software through our wholly-owned operating subsidiaries, Voice Mobility Inc. and Voice Mobility (US) Inc. Our enhanced messaging software suite allows for legacy voice-mail replacement and incremental offerings such as real time call connect, voice-mail to e-mail, and fax to e-mail services. These unified communication services are facilitated by the creation of a single personal digital mailbox that can receive any type of communication regardless of its incoming format or medium.

During the year ended December 31, 2007, we continued the shift of our sales model from a direct sales model to a channel partner model. A channel partner is a party who will purchase our product for resale to telecommunication companies. This fundamentally shifted the way our company was structured. Instead of selling and supporting the customer directly, we will utilize the channel partner to conduct the sales and support activities for our enhanced messaging software. This shift in our structure allowed us to reduce expenses in the areas of support and training. This allowed us to stretch the funds we received through equity and debt financing to execute on our business plan.

Results of Operations for the fiscal years ended December 31, 2007 and December 31, 2006

Sales

Sales for the fiscal year ended December 31, 2007 were $245,206 compared to sales of $94,000 for the fiscal year ended December 31, 2006, representing a 161% increase. Sales for the fiscal year ended December 31, 2007 were from technical training and support services provided to Avaya, product license sales, hardware product sales and training services. Sales to Avaya comprised 88% of revenue for the fiscal year ended December 31, 2007. Sales for the fiscal year ended December 31, 2006 were from technical training and support services provided to Avaya and T2MCI. Sales to these two customers comprised 100% of revenue for the fiscal year ended December 31, 2006. For the fiscal year ended December 31, 2007, we derived 100% of our sales from our Canadian operations (100% for the fiscal year ended December 31, 2006).

We have shifted our sales approach from direct sales to sales through channel partners. During the fiscal year ended December 31, 2007, our focus was to establish and develop a relationship with a channel partner that would provide us with opportunities for sales to Tier I telecommunication companies and small and medium size business enterprises.

Cost of Sales

Cost of sales were $24,807 and $26,195 for the fiscal years ended December 31, 2007 and 2006 respectively. Cost of sales for the fiscal year ended December 31, 2007 were related to hardware and software costs as well as costs incurred while providing support services and training. Cost of sales for the fiscal year ended December 31, 2006 was related to costs incurred while providing technical support and support services to Avaya and T2MCI.

Operating Expenses

Total operating costs for the year ended December 31, 2007 were $2,785,095 compared to $2,593,748 for the previous year. The increase in total costs of $191,347, or 7%, was primarily attributable to an increase in development costs of approximately $104,000, consulting fees of approximately $118,000, professional fees of approximately $100,000, travel costs of approximately $92,000, gain on disposal of property and equipment of approximately $60,000, meals and entertainment expenses of approximately $31,000, regulatory fees of approximately $13,000 and tradeshow costs of approximately $10,000. There were corresponding decreases in stock-based compensation expenses of approximately $103,000, salaries of approximately $95,000, investor relation expenses of approximately $15,000 and amortization expenses of approximately $14,000.

Sales and Marketing

Our sales and marketing costs consist primarily of stock-based compensation, personnel, advertising, promotions, public relations and business development. Total costs were $715,564 and $364,590 for the fiscal years ended December 31, 2007 and December 31, 2006, respectively, representing an increase of $350,974 or 96%. The increase was primarily attributable to an increase in consulting fees of approximately $130,000, travel costs of $89,000, salaries of approximately $69,000, meals and entertainment costs of approximately $28,000, tradeshow costs of approximately $10,000 and stock-based compensation expenses of approximately $5,000.

Research and Development

Our research and development costs consist primarily of development costs, stock-based compensation, personnel, data and voice transmission, and related facility costs. Our research and development costs were $898,721 and $921,518 for the fiscal years ended December 31, 2007 and 2006, respectively, representing a decrease of $22,797 of 2%. The decrease was primarily due to a decrease in salaries of approximately $101,000, stock-based compensation expenses of approximately $37,000. There was a corresponding increase in development costs of approximately $104,000 and consulting fees of approximately $9,000.

General and Administrative

Our general and administrative costs consist primarily of stock-based compensation, personnel costs, professional and legal costs, consulting fees, travel, and the lease of office space. General and administrative costs were $1,170,810 and $1,307,640 for the fiscal years ended December 31, 2007 and 2006 respectively, representing a decrease of $136,830 or 10%. The decrease was primarily attributed to decreases in stock-based compensation expenses of approximately $70,000, salaries of approximately $63,000, consulting fees of approximately $21,000 and amortization expenses of approximately $14,000. There were also increases in professional fees of approximately $100,000 and gain on disposal of property and equipment of approximately $60,000.

Interest Expense

Our interest expense was $877,703 and $820,899 for the fiscal years ended December 31, 2007 and 2006 respectively. The interest expense for the fiscal year ended December 31, 2007 includes the amortization of the debt discount on the Series C and D notes of $11,823 (Cdn$12,645), the amortization of the 15% repayment premium of the Series D note of $1,833 (Cdn$1,961) issued in September 2003 and the amortization of the deferred charges relating to our debt restructuring transaction in September 2005 of $196,568 (Cdn$210,235). The interest expense for the fiscal year ended December 31, 2006 includes the amortization of the debt discount on the Series C and D notes of $11,161 (Cdn$12,645), the amortization of the 15% repayment premium of the Series D note of $1,731 (Cdn$1,961) issued in September 2003 and the amortization of the deferred charges relating to our debt restructuring transaction in September 2005 of $185,561 (Cdn$210,235). The remaining interest expense for the fiscal years ended December 31, 2007 and 2006 consist of the stated interest rate on the principal amount of the then outstanding notes.

Income Taxes

At December 31, 2007, we had $5,592,000 United States tax net operating losses that will expire in the years 2019 through to 2027. As at December 31, 2007, we had Canadian tax non-capital losses of approximately $22,704,000 that will expire in the years 2008 through 2027. Pursuant to Section 382 of the Internal Revenue Code, use of our net operating loss carry forwards may be limited if we experience a cumulative change in ownership of greater than 50% in a moving three year period. Ownership changes could impact our ability to utilize net operating losses and credit carry forwards remaining at the ownership change date. The limitation will be determined by the fair market value of common stock outstanding prior to the ownership change, multiplied by the applicable federal rate.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For fiscal years ended December 31, 2007 and 2006 respectively, we recognized a valuation allowance equal to deferred tax assets for which realization is uncertain.

Net Loss

Our net loss was $3,357,597 and $3,304,275 for the fiscal years ended December 31, 2007 and 2006 respectively. The increase in net loss of $53,322, or 2%, was primarily attributable to an increase in gross profits of approximately $153,000, development costs of approximately $104,000, consulting fees of approximately $118,000, professional fees of approximately $100,000, travel costs of approximately $92,000, gain on disposal of property and equipment of approximately $60,000, meals and entertainment expenses of approximately $31,000, regulatory fees of approximately $13,000 and tradeshow costs of approximately $10,000. There were corresponding decreases in stock-based compensation expenses of approximately $103,000, salaries of approximately $95,000, investor relation expenses of approximately $15,000 and amortization expenses of approximately $14,000.

Since inception through December 31, 2007, we incurred aggregate net losses of $50 million. The losses were primarily incurred as a result of our focus on the development and testing of our product and the marketing of our product. We have moved our focus from the development of our product and we are now in a position to focus on the sales of our product and we believe that we will continue to incur losses until we generate sufficient revenues to cover all of our operating expenses. Because we are uncertain as to the rate at which telecommunications companies will replace their legacy voicemail systems with technology like our enhanced messaging product, we cannot accurately predict when we will be able to generate revenues which will exceed our ongoing operating expenses.

Liquidity and Capital Resources

As of December 31, 2007, we had $1,606,448 in cash and cash equivalents and working capital of $886,798 and as of December 31, 2006, we had $3,160,476 in cash and cash equivalents and working capital of $2,459,898.

Operating Activities

Our operating activities resulted in net cash outflows of $2.1 million and $1.8 million for the fiscal years ended December 31, 2007 and 2006 respectively. The operating cash outflows for these periods resulted from investments in research and development and sales and marketing, which led to operating losses in all periods.

Investing Activities

Investing activities resulted in net cash outflows of $1,526 for the fiscal year ended December 31, 2007. During the fiscal year ended 2007, we received proceeds of $21,000 from the sale of property and equipment and spent $22,526 on property and equipment purchased during the period. Investing activities resulted in net cash outflows of $7,545 for the fiscal year ended December 31, 2006. During the fiscal year ended 2006, we received proceeds of $342 from the sale of property and equipment and spent $7,887 on property and equipment purchased during the period. The investing activities in fiscal 2007 and 2006 were limited due to our cash conservation plans. At December 31, 2007, we did not have any material commitments for future capital expenditures.

Financing Activities

Financing activities resulted in net cash inflows of $104,507 for the fiscal year ended December 31, 2007 from the exercise of stock options.

Financing activities resulted in net cash inflows of $2.8 million for the fiscal year ended December 31, 2006 from the issuance of common shares and share purchase warrants in a private placement transaction and the exercise of stock options.

Debt Obligations

As at December 31, 2007, we have $12,134,695 in debt obligations and accrued interest with maturity dates as follows:

	Amount outstanding as at December 31, 2007	Maturity Date
Series C notes payable	$5,975,756	December 31, 2009 (1)
Series D notes payable	715,323	December 31, 2009 (1)
Series E notes payable	865,730	December 31, 2009 (1)
Series F convertible note payable	193,832	December 31, 2009 (1)
Series G notes payable	516,627	December 31, 2009 (1)
Series H notes payable	551,481	December 31, 2009 (1)
Innovatia Inc. promissory note payable	3,315,946	as discussed below
	12,134,695	

(1) On September 19, 2005, we extended the maturity date of the Series C, D, E, F, G and H notes to December 31, 2009 and included a provision which provides for the scheduled repayment of these debts based upon a certain percentage of our earnings before interest, tax, depreciation and amortization. See note 6 to the consolidated financial statements included elsewhere in this filing.

Innovatia Inc. Promissory Note Payable

On December 28, 2001, we issued to Innovatia a promissory note in the amount of $1,707,989 (Cdn$2,720,142) of which $3,315,946 (Cdn$3,287,097) of principal and accrued interest is outstanding at December 31, 2007. The promissory note bears interest at prime plus 1% (prime rate at December 31, 2007 was 6%) and is repayable in quarterly instalments until repaid in full. The amount payable each quarter is the lesser of $228,667 (Cdn$226,678) and 40% of the net aggregate amount of invoices issued by our company to Aliant and its subsidiaries in the quarter.

After December 31, 2004, any current or future amounts due in accordance with the quarterly repayment schedule are only payable in common shares and the number of common shares payable, if any, is determined by dividing the amount payable by Cdn$1.56. As at December 31, 2007, the current portion due on the promissory note is $464,694 (Cdn$460,651) and this amount is payable only by the issuance of 295,289 common shares. Notwithstanding, we have the option at any time and from time to time to prepay in cash, common shares or a combination thereof, the whole or any portion of the remaining non-current balance. If we elected to prepay by common shares, then 500,000 of the common shares will be valued at the lesser of the market price of our common shares on the Toronto Stock Exchange and Cdn$0.75 per share, and the value of the balance of any other common shares issuable to repay the debt is determined by the weighted average trading price of our common shares on the Toronto Stock Exchange over the ten trading days immediately prior to the date on which the common shares are to be issued. As at December 31, 2007, the non-current portion of the promissory note eligible for prepayment is $2,851,252 (Cdn$2,826,446) and if we elected to prepay this amount with the issuance of common shares then this would result in the issuance of 9,746,365 common shares.

As at December 31, 2007, if we made the election to settle the entire principal and interest outstanding with the issuance of common shares, this would result in the issuance of 10,041,655 shares of our common stock. We are required to obtain shareholder and regulatory approval to issue common shares to settle the promissory note. We have obtained shareholder and regulatory approval to issue up to 2,000,000 shares of common stock to settle all or a portion of the promissory note. If the 2,000,000 shares of common stock is not sufficient to settle the promissory note, we will need to obtain further shareholder and regulatory approval to issue common shares to settle the remaining balance of the promissory note. In the event such shareholder and regulatory approval is not obtained, the promissory note will be payable only in cash.

On April 28, 2006, Aliant Telecom Inc. / Telecommunciations Aliant Inc. filed a Notice of Action with Statement of Claim with the Court of Queen's Bench of New Brunswick, Trial Division, Judicial District of Saint John claiming breach of several agreements between Innovatia / Aliant and the Company. The aggregate amount of the claim sought is approximately Cdn$3,786,611.

We believe Innovatia has not complied with the terms of its development and license agreements that gave rise to the promissory note debt obligation and as a result we have corresponded with Innovatia to resolve the matter.

We continue to accrue for interest; however, there has been no activity in terms of repayment of the promissory note since March 2002.

Trends and Uncertainties

Our ability to generate revenues in the future is dependent on when telecommunication companies will replace their legacy voicemail systems and implement new technology, like our enhanced messaging software. We cannot predict when telecommunication companies will adopt such technology and this causes some uncertainty with respect to the growth of and our ability to generate ongoing revenues.

The continued downturn in the telecommunications industry is causing some telecommunications companies to delay making any capital expenditures in connection with replacing their legacy voicemail systems. If telecommunication companies delay their capital expenditures, then the generation of our revenues could also be delayed.

Future Operations

Presently, our revenues are not sufficient to meet operating and capital expenses and we have incurred operating losses since inception, which are likely to continue for the foreseeable future. We anticipate that we will have negative cash flows during the year ended December 31, 2008. Management projects that we may require an additional $1.25 million to fund our ongoing operating expenses and working capital requirements for the next twelve months. However, if conditions change outside of management's expectations, we will need to raise additional capital. We would raise the capital required to satisfy our needs primarily through the sale of our equity securities or debt.

We currently anticipate that we will generate revenues in the long-term as we increase our sales and marketing activities and gain acceptance of our software from Tier 1 telecommunications companies and small and medium sized business enterprises. We have implemented significant cost reductions and expect to keep our operating costs to a minimum until cash is available through financing or operating activities. Based on current projections, we anticipate revenues from telecommunications providers in 2008 generated through the replacement of legacy voicemail systems or new deployments by such providers.

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on the annual consolidated financial statements for the year ended December 31, 2007, our independent registered public accounting firm included an explanatory paragraph regarding concerns about our ability to continue as a going concern in their audit report.

There is substantial doubt about our ability to continue as a going concern as the continuation of our business is dependent upon obtaining further financing, successful and sufficient market acceptance of our current products and any new products that we may introduce, the continuing successful development of our products and related technologies, and, finally, achieving a profitable level of operations. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

There are no assurances that we will be able to obtain further funds required for our continued operations. We are pursuing various financing alternatives to meet our immediate and long-term financial requirements. There can be no assurance that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to obtain the additional financing on a timely basis, we will be forced to scale down or perhaps even cease the operation of our business.

Off-Balance Sheet Arrangements

As of December 31, 2007, we did not have any off-balance sheet arrangements, including any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency contracts. Our Company does not engage in trading activities involving non-exchange traded contracts.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements and accompanying notes are prepared in accordance with United States generally accepted accounting principles. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. We believe that understanding the basis and nature of the estimates and assumptions involved with the following aspects of our consolidated financial statements is critical to an understanding of our operating results and financial position.

Revenue Recognition

Revenues are derived from sales of software licenses, hardware and maintenance and training services. We sell software licenses with maintenance and training services, hardware on a stand-alone basis and bundled arrangements including software, hardware and maintenance and training services. We generally license our software to customers for an indefinite period of time.

We recognize revenue in accordance with Statement of Position SOP 97-2 "Software Revenue Recognition" and Staff Accounting Bulletin 104 "Revenue Recognition ".

SOP 97-2 requires that the total arrangement fee from software arrangements that include rights to multiple software products, post contract customer support and/or other services be allocated to each element of the arrangement based on their relative fair values. Under SOP 97-2, the determination of fair value is based on vendor specific objective evidence.

Software revenue is recognized under SOP 97-2 when persuasive evidence of an arrangement exists, when all elements essential to the functionality of the software including installation and training are delivered in accordance with the terms and conditions of the customer contracts, when the fee is fixed or determinable, and when collection is reasonably assured. Fees are considered fixed or determinable if the contracts are similar to others for which we have a standard business practice and a history of successful collection under the original payment terms.

For software arrangements involving multiple elements, we allocate revenue to each element based on vendor specific objective evidence of relative fair values, which are derived by allocating a value to each element that is based upon the prices charged when the element is sold separately. Our product and services are generally sold as part of a contract involving software, hardware, maintenance and training. Vendor specific objective evidence is used to determine the relative fair values of these various elements in each of the contracts.

Revenue for hardware sold separately is recognized under Staff Accounting Bulletin 104. Hardware revenue, net of trade discounts is recognized upon shipment or when all elements essential to functionality are complete and when all significant contractual obligations have been satisfied and collection is reasonably assured. When contracts contain specific contingencies, we defer revenue recognition until such time as the contingencies are resolved.

Revenues from consulting and maintenance are recognized rateably over the term of the arrangement, generally one year, and revenues from training are generally recognized as the services are performed.

From time to time we enter into multiple contracts with a single customer or group of related parties. We reference AICPA Technical Practice Aid 5100.39, Software Revenue Recognition for Multiple-Element Arrangements when making our assessment if multiple agreements or contracts with a customer should be considered separate arrangements or one multiple-element arrangement.

Software Development Costs

Costs incurred internally to develop computer software products and the costs to acquire externally developed software products (which have no alternative future use) to be sold, leased or otherwise marketed are charged to expense until the technological feasibility of the product has been established. After technological feasibility is established and until the product is available for general release, software development, product enhancements and acquisition costs will be capitalized and amortized on a product-by-product basis.

Stock-Based Compensation

During the first quarter of 2006, we implemented the following new critical accounting policy related to our stock-based compensation. Beginning on January 1, 2006, we began accounting for stock options under the provisions of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123(R)"), which requires the recognition of the fair value of stock-based compensation. Under the fair value recognition provisions for FAS 123(R), stock-based compensation cost is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense ratably over the requisite service period of the award. We have used the Black-Scholes valuation model to estimate fair value of our stock-based awards which requires various judgmental assumptions including estimating stock price volatility and expected life. Our computation of expected volatility is based on a combination of historical and market-based implied volatility. In addition, we consider many factors when estimating expected life, including types of awards and historical experience. If any of the assumptions used in the Black-Scholes valuation model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

We adopted FAS 123(R) using the modified-prospective method which requires the application of the accounting standard as of January 1, 2006. Our consolidated financial statements as of and for the year ended 2007 reflect the impact of FAS 123(R). In accordance with the modified-prospective method, the consolidated financial statements for prior periods have not been restated to reflect the impact of FAS 123(R).

Income Tax

During the first quarter of 2007, we adopted the following new critical accounting policy related to income tax. Beginning on January 1, 2007, we began accounting for income tax under the provisions of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 ("FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Financial Accounting Standards Board Statement 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We and our subsidiaries are subject to U.S. federal income tax, Canadian income tax, as well as income tax of multiple state and local jurisdictions. Based on our evaluation, we have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. Our evaluation was performed for the tax years ended December 31, 2000, 2001, 2002, 2003, 2004, 2005, 2006 and 2007, the tax years which remain subject to examination by major tax jurisdictions as of December 31, 2007. We may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to our financial results. In the event we receive an assessment for interest and/or penalties, it has been classified in the financial statements as selling, general and administrative expense.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the Financial Accounting Standards Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this SFAS 157 does not require any new fair value measurements. However, the application of this SFAS 157 will change current practice, effective for fiscal periods beginning after November 15, 2007. We do not believe that the adoption of this standard will have a material impact on our consolidated results of operations, cash flows or financial position upon adoption.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 ("SFAS 159) which permits entities to choose to measure many financial instruments and certain other items at fair value. This SFAS 159 is effective for fiscal periods beginning after November 15, 2007. We do not believe that the adoption of this standard will have a material impact on our consolidated results of operations, cash flows or financial position upon adoption.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 160, "Noncontrolling Interests in Consolidated Financial Statement – an amendment of ARB No. 51 ("SFAS160). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 requires consolidated net income to be reported at the amounts that include the amounts attributable to both the parent and the noncontrolling interest. This statement also establishes a method of accounting for changes in a parent's ownership interest in a subsidiary that does result in deconsolidation. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, presentation and disclosure of SFAS 160 shall be applied retrospectively for all periods presented. We do not believe the adoption of this standard will have a material impact on our consolidated results of operations, cashflows or financial position until adoption.

Financial Statements

Financial Statements filed as part of this Annual Report on Form 10-KSB

Our financial statements are stated in United States dollars (US$) and are prepared in accordance with United States generally accepted accounting principles.

Report of Independent Registered Public Accounting Firm.

Consolidated Balance Sheets at December 31, 2007 and 2006.

Consolidated Statements of Operations for the years ended December 31, 2007 and 2006.

Consolidated Statements of Stockholders' Deficiency for the years ended December 31, 2007 and 2006.

Consolidated Statements of Cash Flows for the years ended December 31, 2007 and 2006.

Notes to the Consolidated Financial Statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Voice Mobility International, Inc.

We have audited the accompanying consolidated balance sheets of Voice Mobility International, Inc. as of December 31, 2007 and 2006 and the related consolidated statements of operations, stockholders' deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Voice Mobility International, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company's recurring net losses and stockholders' deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada,
March 24, 2008

Ernst & Young LLP

Chartered Accountants

Voice Mobility International, Inc.

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation]

Year ended December 31 (expressed in U.S. dollars)

	2007	2006
	$	$
ASSETS [note 6]		
Current		
Cash and cash equivalents	**1,606,448**	3,160,476
Accounts receivable [note 3]	**100,702**	32,000
Other receivables	**14,318**	13,909
Prepaid expenses	**65,451**	42,718
Inventory	**1,828**	-
Total current assets	**1,788,747**	3,249,103
Deferred contract costs [note 7]	**81,631**	81,631
Deferred finance costs [note 6]	**428,117**	546,239
Property and equipment, net [note 5]	**34,391**	22,492
Total assets	**2,332,886**	3,899,465
LIABILITIES AND STOCKHOLDERS' DEFICIENCY		
Current		
Accounts payable [note 7]	**203,134**	184,976
Accrued liabilities [note 7]	**161,150**	149,281
Employee related payables	**72,971**	59,675
Current portion of promissory note payable [note 7]	**464,694**	395,273
Total current liabilities	**901,949**	789,205
Deferred revenue [note 7]	**391,565**	333,068
Notes payable [note 6]	**8,818,749**	7,027,949
Promissory note payable [note 7]	**2,851,252**	2,277,228
Total liabilities	**12,963,515**	10,427,450
Commitments and contingencies [note 11]		
Stockholders' deficiency [note 9]		
Common stock, $0.001 par value, authorized 100,000,000		
56,842,571 outstanding [2006 – 55,739,134]	**56,843**	55,739
Preferred stock, $0.001 par value, authorized 1,000,000		
Series A Preferred stock, 1 outstanding	**1**	1
Additional paid-in capital	**42,151,402**	41,502,645
Accumulated deficit	**(49,939,895)**	(46,582,298)
Other accumulated comprehensive loss	**(2,898,980)**	(1,504,072)
Total stockholders' deficiency	**(10,630,629)**	(6,527,985)
Total liabilities and stockholders' deficiency	**2,332,886**	3,899,465

See accompanying notes

Voice Mobility International, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended December 31 (expressed in U.S. dollars)

	2007	2006
	$	$
Sales [note 4]	**245,206**	94,000
Cost of sales	**24,807**	26,195
Gross profit	**220,399**	67,805
Operating expenses [note 9[c]]		
Sales and marketing	**715,564**	364,590
Research and development	**898,721**	921,518
General and administrative	**1,170,810**	1,307,640
	2,785,095	2,593,748
Loss from operations	**2,564,696**	2,525,943
Interest income	**(84,802)**	(42,567)
Interest expense	**877,703**	820,899
Net loss	**3,357,597**	3,304,275
Basic and diluted loss per share [note 8]	**(0.06)**	(0.07)

See accompanying notes

Voice Mobility International, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY

Year ended December 31 (expressed in U.S. dollars)

	Common Stock		Series A Preferred Stock		Additional		Other Accumulated	
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Loss	Total
	#	$	#	$	$	$	$	$
Balance, December 31, 2005	48,368,134	48,368	1	1	38,012,541	(43,278,023)	(1,572,637)	(6,789,750)
Common stock issued pursuant to private placement, net of share issue costs of $124,530	6,931,000	6,931	-	-	2,832,287	-	-	2,839,218
Common stock issued pursuant to exercise of stock options	40,000	40	-	-	9,867	-	-	9,907
Common stock issued on exchange of exchangeable shares	400,000	400	-	-	(400)	-	-	-
Stock based compensation	-	-	-	-	648,350	-	-	648,350
Components of comprehensive loss:								
Net loss	-	-	-	-	-	(3,304,275)	-	(3,304,275)
Foreign currency translation loss	-	-	-	-	-	-	68,565	68,565
Total comprehensive loss								(3,235,710)
Balance, December 31, 2006	55,739,134	55,739	1	1	41,502,645	(46,582,298)	(1,504,072)	(6,527,985)
Common stock issued on exchange of exchangeable shares	512,500	513	-	-	(513)	-	-	-
Common stock issued pursuant to exercise of stock options	590,937	591	-	-	103,916	-	-	104,507
Stock based compensation	-	-	-	-	545,354	-	-	545,354
Components of comprehensive loss:								
Net loss	-	-	-	-	-	(3,357,597)	-	(3,357,597)
Foreign currency translation loss	-	-	-	-	-	-	(1,394,908)	(1,394,908)
Total comprehensive loss								(4,752,505)
Balance, December 31, 2007	56,842,571	56,843	1	1	42,151,402	(49,939,895)	(2,898,980)	(10,630,629)

See accompanying notes

Voice Mobility International, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 (expressed in U.S. dollars)

	2007	2006
	$	$
OPERATING ACTIVITIES		
Net loss	**(3,357,597)**	(3,304,275)
Non-cash items included in net loss		
Amortization of property and equipment	**20,088**	33,441
Amortization of deferred finance costs	**198,402**	187,292
Non-cash interest expense	**11,823**	11,161
Stock based compensation	**545,354**	648,350
Gain on disposal of property and equipment	**(66,404)**	(342)
Net change in operating assets and liabilities [note 12]	**582,958**	585,931
Cash used in operating activities	**(2,065,376)**	(1,838,442)
INVESTING ACTIVITIES		
Purchase of property and equipment	**(22,526)**	(7,887)
Proceeds on sale of property and equipment	**21,000**	342
Cash used in investing activities	**(1,526)**	(7,545)
FINANCING ACTIVITIES		
Proceeds from issuance of common stock, net of share issue cost		2,839,218
Proceeds on exercise of stock options	**104,507**	9,907
Cash provided by financing activities	**104,507**	2,849,125
Effect of change in foreign exchange rate on cash and cash equivalents	**408,367**	26,624
Increase (decrease) in cash and cash equivalents	**(1,554,028)**	1,029,762
Cash and cash equivalents, beginning of year	**3,160,476**	2,130,714
Cash and cash equivalents, end of year	**1,606,448**	3,160,476

See accompanying notes

December 31, 2007 (expressed in U.S. dollars)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of business

Voice Mobility International, Inc., (the "Company") is a Nevada corporation engaged in the development and sales and marketing of enhanced messaging software through its wholly owned operating subsidiaries, Voice Mobility Inc. and Voice Mobility (US) Inc. The Company's enhanced messaging software suite will allow for legacy voice-mail replacement and incremental offerings such as real time call connect, voice-mail to e-mail, and fax to e-mail services. These unified communication services are facilitated by the creation of a single personal digital mailbox that can receive any type of communication regardless of its incoming format or medium. The Company's principal geographic markets include North America, Europe and Asia.

Basis of presentation

The financial statements have been prepared by management in accordance with United States generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company incurred a net loss of $3,357,597 for the year ended December 31, 2007 [2006 - $3,304,275] and has a total shareholders' deficiency of $10,630,629 [2006 - $6,527,985] that raises substantial doubt about its ability to continue as a going concern. Management has been able, thus far, to finance the operations through a series of equity and debt financings. In fiscal 2007, the Company received net proceeds of $104,507 in connection with the exercise of outstanding options. In fiscal 2006, the Company received net proceeds of $2.8 million in connection with equity financing and the exercise of outstanding options. Management plans to continue to seek other sources of financing on favorable terms; however, there are no assurances that any such financing can be obtained on favorable terms, if at all. Management believes it has implemented significant cost reductions and expects to keep its operating costs to a minimum until cash is available through financing or operating activities. There are no assurances that the Company will be successful in achieving these goals.

In view of these conditions, the ability of the Company to continue as a going concern is in substantial doubt and dependent upon achieving a profitable level of operations and on the ability of the Company to obtain necessary financing to fund ongoing operations. Management believes that its current and future plans enable it to continue as a going concern. These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Voice Mobility Inc., Voice Mobility (US), Inc., Voice Mobility Canada Limited, an inactive company and VM Sub Limited, also an inactive company. All intercompany balances and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Revenue recognition

Revenues are derived from sales of software licenses, hardware, maintenance, training services and language localization services. The Company has sold software licenses with maintenance and training services, hardware on a stand-alone basis and bundled arrangements including software, hardware and maintenance and training services. The Company generally licenses software to customers for an indefinite period of time.

The Company recognizes revenue in accordance with Statement of Position SOP 97-2, "Software Revenue Recognition" ("SOP 97-2") and Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104").

SOP 97-2 requires that the total arrangement fee from software arrangements that include rights to multiple software products, post contract customer support and/or other services be allocated to each element of the arrangement based on their relative fair values. Under SOP 97-2, the determination of fair value is based on vendor specific objective evidence.

Software revenue is recognized under SOP 97-2 when persuasive evidence of an arrangement exists, when all elements essential to the functionality of the software including installation and training are delivered in accordance with the terms and conditions of the customer contract, when the fee is fixed or determinable, and when collection is reasonably assured. Fees are considered fixed or determinable if the contracts are similar to others for which the Company has a standard business practice and a history of successful collection under the original payment terms.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

For software arrangements involving multiple elements, the Company allocates revenue to each element based on vendor specific objective evidence of relative fair values, which are derived by allocating a value to each element that is based upon the prices charged when the element is sold separately. The Company's product and services are generally sold as part of a contract involving software, hardware, maintenance and training. Vendor specific objective evidence is used to determine the relative fair values of these various elements in each of the contracts.

Revenue for hardware sold separately is recognized under SAB 104. Hardware revenue, net of trade discounts is recognized upon shipment or when all elements essential to functionality are complete and when all significant contractual obligations have been satisfied and collection is reasonably assured. When contracts contain specific contingencies, the Company defers revenue recognition until such time as the contingencies are resolved.

Revenues from consulting and maintenance are recognized ratably over the term of the arrangement, generally one year, and revenues from training are generally recognized as the services are performed.

From time to time the Company enters into multiple contracts with a single customer or group of related parties. The Company references AICPA Technical Practice Aid 5100.39, Software Revenue Recognition for Multiple-Element Arrangements when making their assessment if multiple agreements or contracts with a customer should be considered separate arrangements or one multiple-element arrangement.

Foreign currency

These consolidated financial statements have been presented in United States dollars. The functional currency of the Company is the Canadian dollar. The functional currency of the Company's Canadian subsidiary is the Canadian dollar. Accordingly, all assets and liabilities of the Canadian subsidiary which are denominated in Canadian dollars are translated at the year-end exchange rate and revenues and expenses are translated using a weighted average exchange rate for the applicable period. Any resulting exchange gains and losses are presented as cumulative foreign currency translation gains (losses) within other accumulated comprehensive loss.

Transactions denominated in foreign currencies are translated at the exchange rate in effect on the respective transaction dates and gains and losses are reflected in the consolidated statements of operations.

Financial instruments

The Company's financial instruments consists of cash and cash equivalents, accounts receivable, other receivables, accounts payable, employee related payables, notes payable, and promissory notes payable. Unless otherwise stated the fair value of the financial instruments approximates their carrying value. The Company has not entered into any derivative contracts.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short term deposits with original maturities of ninety days or less and are recorded at amortized cost.

Inventory

Inventory is valued at the lower of cost, determined on a first in first out basis, and net realizable value.

Property and equipment

Property and equipment are carried at cost. Amortization is provided using the straight-line method over the assets estimated useful lives as follows:

Computer equipment	3 years
Computer software	2 years
Office equipment and furniture	5 years
Leasehold improvements	Term of the lease

Software development costs

Costs incurred internally to develop computer software products and the costs to acquire externally developed software products (which have no alternative future use) to be sold, leased or otherwise marketed are charged to expense until the technological feasibility of the product has been established. After technological feasibility is established and until the product is available for general release, software development, product enhancements and acquisition costs are capitalized and amortized on a product-by-product basis.

Stock-based compensation

During the first quarter of 2006, the Company implemented the following critical accounting policy related to our stock-based compensation. Beginning on January 1, 2006, the Company began accounting for stock options under the provisions of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123(R)"), which requires the recognition of the fair value of stock-based compensation. Under the fair value recognition provisions for FAS 123(R), stock-based compensation cost is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense ratably over the requisite service period of the award. The Company has used the Black-Scholes valuation model to estimate fair value of its stock-based awards which requires various judgmental assumptions including estimating stock price volatility and expected life. The Company's computation of expected volatility is based on a combination of historical and market-based implied volatility. In addition, the Company considers many factors when estimating expected life, including types of awards and historical experience. If any of the assumptions used in the Black-Scholes valuation model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

December 31, 2007 (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

The Company adopted FAS 123(R) using the modified-prospective method which requires the application of the accounting standard as of January 1, 2006. The Company's consolidated financial statements as of and for the year ended 2006 and 2007 reflect the impact of FAS 123(R). In accordance with the modified-prospective method, the consolidated financial statements for prior periods have not been restated to reflect the impact of FAS 123(R).

Income taxes

During the first quarter of 2007, the Company adopted the following new critical accounting policy related to income tax. Beginning on January 1, 2007, the Company began accounting for income tax under the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 ("FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company and its subsidiaries are subject to U.S. federal income tax, Canadian income tax, as well as income tax of multiple state and local jurisdictions. Based on the Company's evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company's evaluation was performed for the tax years ended December 31, 2000, 2001, 2002, 2003, 2004, 2005 and 2006, the tax years which remain subject to examination by major tax jurisdictions as of December 31, 2007. The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to the Company's financial results. In the event the Company has received an assessment for interest and/or penalties, it has been classified in the financial statements as selling, general and administrative expense.

Loss per share

Basic loss per share is computed by dividing loss available to common stockholders by the weighted average number of common stock and exchangeable shares outstanding for the period. Diluted loss per share reflects the dilutive potential of outstanding securities using the treasury stock method.

Comprehensive loss

Comprehensive loss includes all changes in equity except those resulting from investments by owners and distributions to owners. Other accumulated comprehensive loss consists only of accumulated foreign currency translation adjustments for all years presented.

December 31, 2007 (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standard 157, Fair Value Measurements ("SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this SFAS 157 does not require any new fair value measurements. However, the application of this SFAS 157 will change current practice, effective for fiscal periods beginning after November 15, 2007. The Company does not believe that the adoption of this standard will have a material impact on its consolidated results of operations, cash flows or financial position upon adoption.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 ("SFAS 159) which permits entities to choose to measure many financial instruments and certain other items at fair value. This SFAS 159 is effective for fiscal periods beginning after November 15, 2007. The Company does not believe that the adoption of this standard will have a material impact on its consolidated results of operations, cash flows or financial position upon adoption.

In December 2007, the FASB issued Statement of Financial Accounting Standard No. 160, "Noncontrolling Interests in Consolidated Financial Statement – an amendment of ARB No. 51 ("SFAS160). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 requires consolidated net income to be reported at the amounts that include the amounts attributable to both the parent and the noncontrolling interest. This statement also establishes a method of accounting for changes in a parent's ownership interest in a subsidiary that does result in deconsolidation. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, presentation and disclosure of SFAS 160 shall be applied retrospectively for all periods presented. The Company does not believe the adoption of this standard will have a material impact on its consolidated results of operations, cashflows or financial position until adoption.

3. CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, accounts receivables and the other receivables. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations.

Amounts owing from four customers comprised 100% of the gross accounts receivable balance at December 31, 2007. Amounts owing from one customer comprised 100% of the gross accounts receivable balance at December 31, 2006.

December 31, 2007 (expressed in U.S. dollars)

4. SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

The Company operates in one major line of business, the development, manufacture and marketing of enhanced messaging software systems.

Revenue from external customers, by location of customer, is as follows:

	Canada	US	Other	Total
2007	-	**245,206**		**245,206**
2006		62,000	32,000	94,000

Sales from technical training and support services to one customer comprised 88% of revenue and revenue from three customers comprise 12% of revenue in 2007. Sales from technical training and support services to two customers comprised 100% of revenue in 2006.

The Company has substantially all its assets in Canada and its current and planned future operations are, and will be, located in Canada.

5. PROPERTY AND EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value
	$	$	$
2007			
Computer equipment	**2,393,244**	**2,376,930**	**16,314**
Computer software	**677,114**	**670,330**	**6,784**
Office equipment and furniture	**151,609**	**146,277**	**5,332**
Leasehold improvements	**37,204**	**31,243**	**5,961**
	3,259,171	**3,224,780**	**34,391**
2006			
Computer equipment	2,356,362	2,350,354	6,008
Computer software	565,313	564,781	532
Office equipment and furniture	185,095	178,662	6,433
Leasehold improvements	31,153	21,634	9,519
	3,137,923	3,115,431	22,492

6. NOTES PAYABLE

	2007		2006	
	US$	Cdn$	US$	Cdn$
Series C notes payable	**5,975,756**	**5,923,767**	4,756,438	5,543,153
Series D notes payable	**715,323**	**709,100**	571,535	666,067
Series E notes payable	**865,730**	**858,198**	695,210	810,198
Series F convertible note payable	**193,832**	**192,145**	154,573	180,139
Series G notes payable	**516,627**	**512,132**	411,989	480,132
Series H notes payable	**551,481**	**546,683**	438,204	510,683
	8,818,749	**8,742,025**	7,027,949	8,190,372

6. NOTES PAYABLE (cont'd)

The outstanding Series C, D, E, F, G and H notes payable bear interest at 8% per annum and are due on December 31, 2009. All scheduled principal repayments and interest payments are based upon tiered percentages of the Company's earnings before interest, tax, depreciation and amortization, calculated and repayable quarterly. The immediate repayment of all amounts due is required upon the occurrence of a qualified triggering event such as a change of control, merger, amalgamation, acquisition or liquidation.

The Series F note is convertible at the option of the holder at any time before December 31, 2009 into units at a price of $1.16 (Cdn$1.15) per unit. Each unit will consist of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder, upon giving 61 days notice to the Company, to purchase one common share of the Company at a price of $1.16 (Cdn$1.15) per share at any time before December 31, 2009.

All of the outstanding notes payable are denominated in Canadian dollars and include accrued and unpaid interest. Repayment of all series of notes payable have been guaranteed by the Company and are collateralized by the assets of the Company's subsidiary, Voice Mobility Inc.

SERIES C NOTES PAYABLE

	2007		2006	
	US$	Cdn$	US$	Cdn$
Principal	4,678,227	4,637,526	3,979,343	4,637,526
Unamortized debt discount	(19,395)	(19,226)	(24,745)	(28,838)
	4,658,832	4,618,300	3,954,598	4,608,688
Accrued interest	1,316,924	1,305,467	801,840	934,465
	5,975,756	5,923,767	4,756,438	5,543,153

On September 9, 2003, the Company completed a restructuring arrangement whereby certain existing debt and convertible preferred stock were settled in full in exchange for the issuance of Series C notes, common stock and Class T share purchase warrants. The Class T share purchase warrants are exercisable for a period of five years at an exercise price of $0.43 (Cdn$0.425) per share. The gross proceeds have been allocated to the notes and the warrants based on the relative fair value of each security at the time of issuance. Accordingly, $3,300,127 (Cdn$4,454,841) was allocated to the notes and $272,379 (Cdn$367,685) was allocated to the warrants in aggregate. The fair value of the warrants was estimated using the Black-Scholes option-pricing model. The discount on the notes as a result of the warrants was subject to accretion over the 27-month term to maturity of the notes and recorded as interest expense.

On September 19, 2005, the Company amended the maturity date and repayment provision in exchange for the issuance of 980,137 Class Z share purchase warrants. The Class Z share purchase warrants are exercisable for a period of three years at an exercise price of $1.11 (Cdn$1.10) per share. The warrants also include a call feature at the option of the Company that is described in Note 9[d]. The relative fair value of warrants of $502,894 (Cdn$588,082) were estimated using the Black-Scholes option pricing model and was recorded as a deferred finance charge and is subject to amortization over the 51-month term to maturity of the notes and recorded as interest expense.

December 31, 2007 (expressed in U.S. dollars)

6. NOTES PAYABLE (cont'd)

The remaining balance of the discount on the notes is subject to accretion over the 51-month term to the amended date of maturity of December 31, 2009.

The Series C notes bear interest at 8% per annum and are payable based upon a tiered percentage of the Company's earnings before interest, tax, depreciation and amortization. 68% of the aggregate amount payable to service the notes are payable quarterly and mature on December 31, 2009.

SERIES D NOTES PAYABLE

	2007		2006	
	US$	Cdn$	US$	Cdn$
Principal	**504,388**	**500,000**	429,037	500,000
Repayment premium	**75,658**	**75,000**	64,356	75,000
Unamortized debt discount	**(6,119)**	**(6,065)**	(7,807)	(9,098)
	573,927	**568,935**	485,586	565,902
Accrued interest	**141,396**	**140,165**	85,949	100,165
	715,323	**709,100**	571,535	666,067

On September 9, 2003, the Company issued an aggregate of $366,838 (Cdn$500,000) Series D notes and 574,999 Class R share purchase warrants to four stockholders, one of whom was a director of the Company. The warrants are exercisable for a period of five years at an exercise price of $0.43 (Cdn$0.425) per share. The warrants also include a call feature at the option of the Company that is described in Note 9[d].

The notes are subject to a repayment premium equal to 15% of the outstanding principal balance. The repayment premium of $75,658 (Cdn$75,000) was recorded as an increase to the notes balance and as a deferred financing cost. The deferred financing cost was being amortized to interest expense over the 27-month term to maturity. The gross proceeds have been allocated to the notes and the warrants based on the relative fair value of each security at the time of issuance. Accordingly, $284,466 (Cdn$384,000) was allocated to the notes and $85,932 (Cdn$116,000) was allocated to the warrants in aggregate. The fair value of the warrants was estimated using the Black-Scholes option-pricing model. The discount on the notes as a result of the warrants was subject to accretion over the 27-month term to maturity of the notes and recorded as interest expense.

On September 19, 2005, the Company amended the maturity date and repayment provision in exchange for the issuance of 120,221 Class Z share purchase warrants. The Class Z share purchase warrants are exercisable for a period of three years at an exercise price of $1.11 (Cdn$1.10) per share. The warrants also include a call feature at the option of the Company that is described in Note 9[d]. The relative fair value of warrants of $61,683 (Cdn$72,133) were estimated using the Black-Scholes option pricing model and was recorded as a deferred finance charge and is subject to amortization over the 51-month term to maturity of the notes and recorded as interest expense. The remaining balance of the deferred financing cost and discount on the notes is subject to accretion over the 51-month term to the amended date of maturity of December 31, 2009.

December 31, 2007 (expressed in U.S. dollars)

6. NOTES PAYABLE (cont'd)

The Series D notes bear interest at 8% per annum and are payable based upon a tiered percentage of the Company's earnings before interest, tax, depreciation and amortization. 8% of the aggregate amount payable to service the notes are payable quarterly and mature on December 31, 2009.

SERIES E NOTES PAYABLE

	2007		2006	
	US$	Cdn$	US$	Cdn$
Principal	605,266	600,000	514,845	600,000
Repayment premium	90,790	90,000	77,227	90,000
	696,056	690,000	592,072	690,000
Accrued interest	169,674	168,198	103,138	120,198
	865,730	858,198	695,210	810,198

During the months of November and December 2003, the Company issued an aggregate of $457,754 (Cdn$600,000) Series E notes to two stockholders. The notes are subject to a repayment premium equal to 15% of the outstanding principal balance. The repayment premium of $69,418 (Cdn$90,000) was recorded as an increase to the notes balance and expensed immediately as interest since the notes were due on demand.

On September 19, 2005, the Company amended the maturity date and repayment provision in exchange for the issuance of 144,266 Class Z share purchase warrants. The Class Z share purchase warrants are exercisable for a period of three years at an exercise price of $1.11 (Cdn$1.10) per share. The warrants also include a call feature at the option of the Company that is described in Note 9[d]. The relative fair value of warrants of $74,021 (Cdn$86,560) were estimated using the Black-Scholes option pricing model and was recorded as a deferred finance charge and is subject to amortization over the 51-month term to maturity of the notes and recorded as interest expense.

The Series E notes bear interest at 8% per annum and are payable based upon a tiered percentage of the Company's earnings before interest, tax, depreciation and amortization. 10% of the aggregate amount payable to service the notes are payable quarterly and mature on December 31, 2009.

SERIES F CONVERTIBLE NOTE PAYABLE

	2007		2006	
	US$	Cdn$	US$	Cdn$
Principal	151,392	150,075	128,776	150,075
Accrued interest	42,440	42,070	25,797	30,064
	193,832	192,145	154,573	180,139

December 31, 2007 (expressed in U.S. dollars)

6. NOTES PAYABLE (cont'd)

On June 17, 2004, the Company issued a $112,517 (Cdn$150,075) Series F convertible note to one shareholder. The convertible note contains an embedded beneficial conversion feature amounting to $32,000 that was calculated as the difference between the conversion price and the fair value of the units into which the note is convertible multiplied by the number of units. The $32,000 was expensed immediately as interest since the note was due on demand.

On September 19, 2005, the Company amended the maturity date, conversion date and repayment provision in exchange for the issuance of 31,684 Class Z share purchase warrants. The Class Z share purchase warrants are exercisable for a period of three years at an exercise price of $1.11 (Cdn$1.10) per share. The warrants also include a call feature at the option of the Company that is described in Note 9[d]. The relative fair value of warrants of $16,256 (Cdn$19,010) and extension of the conversion feature from June 17, 2006 to December 31, 2009 of $20,096 (Cdn$23,500) were estimated using the Black-Scholes option pricing model and was recorded as a deferred finance charge and is subject to amortization over the 51-month term to maturity of the notes and recorded as interest expense.

The note is convertible at the option of the holder at any time before December 31, 2009 into units at a price of $1.16 (Cdn$1.15) per unit. Each unit will consist of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder, upon giving 61 days notice to the Company, to purchase one common share of the Company at a price of $1.16 (Cdn$1.15) per share at any time before December 31, 2009.

The Series F convertible note bear interest at 8% per annum and is payable based upon a tiered percentage of the Company's earnings before interest, tax, depreciation and amortization. 2% of the aggregate amount payable to service the notes are payable quarterly and mature on December 31, 2009.

SERIES G NOTES PAYABLE

	2007		2006	
	US$	Cdn$	US$	Cdn$
Principal	403,511	400,000	343,230	400,000
Accrued interest	**113,116**	**112,132**	68,759	80,132
	516,627	512,132	411,989	480,132

On July 1, 2004, the Company issued an aggregate of $303,882 (Cdn$400,000) Series G notes to two shareholders.

On September 19, 2005, the Company amended the maturity date and repayment provision in exchange for the issuance of 84,448 Class Z share purchase warrants. The Class Z share purchase warrants are exercisable for a period of three years at an exercise price of $1.11 (Cdn$1.10) per share. The warrants also include a call feature at the option of the Company that is described in Note 9[d]. The relative fair value of warrants of $43,329 (Cdn$50,669) were estimated using the Black-Scholes option pricing model and was recorded as a deferred finance charge and is subject to amortization over the 51-month term to maturity of the notes and recorded as interest expense.

December 31, 2007 (expressed in U.S. dollars)

6. NOTES PAYABLE (cont'd)

The Series G notes bear interest at 8% per annum and are payable based upon a tiered percentage of the Company's earnings before interest, tax, depreciation and amortization. 6% of the aggregate amount payable to service the notes are payable quarterly and mature on December 31, 2009.

SERIES H NOTES PAYABLE

	2007		2006	
	US$	Cdn$	US$	Cdn$
Principal	453,949	450,000	386,134	450,000
Accrued interest	97,532	96,683	52,070	60,683
	551,481	546,683	438,204	510,683

During the months of March and May 2005, the Company issued an aggregate of $367,227 (Cdn$450,000) Series H notes to three stockholders.

On September 19, 2005, the Company amended the maturity date and repayment provision in exchange for the issuance of 89,244 Class Z share purchase warrants. The Class Z share purchase warrants are exercisable for a period of three years at an exercise price of $1.11 (Cdn$1.10) per share. The warrants also include a call feature at the option of the Company that is described in Note 9[d]. The relative fair value of warrants of $45,789 (Cdn$53,546) were estimated using the Black-Scholes option pricing model and was recorded as a deferred finance charge and is subject to amortization over the 51-month term to maturity of the notes and recorded as interest expense.

The Series H notes bear interest at 8% per annum and are payable based upon a tiered percentage of the Company's earnings before interest, tax, depreciation and amortization. 6% of the aggregate amount payable to service the notes are payable quarterly and mature on December 31, 2009.

7. PROMISSORY NOTE PAYABLE

The Company believes Innovatia Inc. ("Innovatia"), a wholly owned subsidiary of Aliant Inc. ("Aliant") has not complied with the terms of the development agreement and the software license agreement that gave rise to the promissory note payable and the other related assets and liabilities as described below. As a result, the Company has corresponded with Aliant to discuss a proposed settlement. Any settlement, which could differ materially from the amounts currently reported, will be recorded in the period it occurs.

Promissory Note Payable (Note 11[b])

	2007		2006	
	US$	Cdn$	US$	Cdn$
Principal	2,450,163	2,428,847	2,084,132	2,428,847
Accrued interest	865,783	858,250	588,369	685,685
	3,315,946	3,287,097	2,672,501	3,114,532
Less current portion	464,694	460,651	395,273	460,651
	2,851,252	2,826,446	2,277,228	2,653,881

December 31, 2007 (expressed in U.S. dollars)

7. PROMISSORY NOTE PAYABLE (cont'd)

On December 28, 2001, the Company issued Innovatia a promissory note in the amount of $1,707,989 (Cdn$2,720,142) in settlement of development services contracted from Innovatia from February 1, 2001 to December 31, 2001. The promissory note bears interest at prime plus 1% (prime rate at December 31, 2007 was 6%) and is repayable in quarterly installments until repaid in full. The amount payable each quarter is the lesser of $228,667 (Cdn$226,678) and 40% of the net aggregate amount of invoices issued by the Company to Aliant and its subsidiaries in the quarter.

After December 31, 2004, any current or future amounts due in accordance with the quarterly repayment schedule are only payable in common shares and the number of common shares payable, if any, is determined by dividing the amount payable by Cdn$1.56. As at December 31, 2007, the current portion due on the promissory note is $464,694 (Cdn$460,651) and this amount is payable only by the issuance of 295,289 common shares. Notwithstanding, the Company has the option at any time and from time to time to prepay in cash, common shares or a combination thereof, the whole or any portion of the remaining non-current balance. If the Company elected to prepay by common shares, then 500,000 of the common shares will be valued at the lesser of the market price of the common shares on the Toronto Stock Exchange and Cdn$0.75 per share, and the value of the balance of any other common shares issuable to repay the debt is determined by the weighted average trading price of the common shares on the Toronto Stock Exchange over the ten trading days immediately prior to the date on which the common shares are to be issued. As at December 31, 2007, the non-current portion of the promissory note eligible for prepayment is $2,851,252 (Cdn$2,826,446) and if the Company elected to prepay this amount with the issuance of common shares then this would result in the issuance of 9,746,365 common shares.

As at December 31, 2007, if the Company made the election to settle the entire principal and interest outstanding with the issuance of common shares, this would result in the issuance of 10,041,655 shares of common stock. The Company is required to obtain shareholder and regulatory approval to issue common shares to settle the promissory note. The Company has obtained shareholder and regulatory approval to issue up to 2,000,000 shares of common stock to settle all or a portion of the promissory note. The Company will need to obtain further shareholder and regulatory approval to issue common shares to settle the remaining balance of the promissory note. In the event such shareholder and regulatory approval is not obtained, the promissory note will be payable only in cash.

The Company continues to accrue for interest; however, there has been no activity in terms of repayment of the promissory note since March 2002.

Other Related Assets and Liabilities

In addition to the promissory note payable, the Company's financial statements include certain Canadian dollar denominated assets and liabilities. Each balance originated in connection with either the initial development agreement with Innovatia or the three-year software license agreement with Aliant that was signed on June 19, 2002. The Company received an initial payment from Aliant immediately after signing the software license agreement to deliver certain software products and services however, the deployment of product did not occur as planned. The U.S. dollar equivalent of these assets and liabilities as reported in the Company's financial statements is as follows:

December 31, 2007 (expressed in U.S. dollars)

7. PROMISSORY NOTE PAYABLE (cont'd)

	2007	2006
	$	$
Deferred contract costs	**81,631**	81,631
Royalty payable to Aliant, included in accrued liabilities	**70,309**	59,805
Accounts payable to Innovatia for GST and PST on development services	**102,878**	87,509
Deferred revenue	**391,565**	333,068

8. LOSS PER SHARE

The following table sets forth the computation of loss per share:

	2007	2006
	$	$
Numerator:		
Net loss attributable to common stockholders	**(3,357,597)**	(3,304,275)
Denominator:		
Weighted average number of common stock outstanding	**56,501,964**	48,836,909
Weighted average number of common stock issuable on exercise of Exchangeable Shares	**9,829**	698,801
Weighted average number of common stock equivalents outstanding	**56,511,793**	49,535,710
Basic and diluted loss per share	**(0.06)**	(0.07)

In connection with the 1999 recapitalization of the Company, Voice Mobility Canada Limited (VM Canada), a wholly-owned subsidiary, issued 6,600,000 VM Canada Exchangeable Shares. Each VM Canada Exchangeable Share is exchangeable for one common share of the Company at any time at the option of the stockholder, and will be exchanged no later than July 1, 2009, and has essentially the same voting, dividend and other rights as one common share. A share of Series A preferred voting stock, which was issued to a trustee in trust for the holders of the VM Canada Exchangeable Shares, provides the mechanism for holders of the VM Canada Exchangeable Shares to have voting rights in the Company. The Company considers each Exchangeable Share as equivalent to one share of its common stock and therefore the Exchangeable Shares are included in the computation of basic loss per share. During 2007, holders of the Exchangeable Shares exchanged 512,500 Exchangeable Shares into 512,500 common shares of the Company for no additional consideration. As at December 31, 2007, nil Exchangeable Shares are outstanding [2006 – 512,500].

For the years ending December 31, 2007 and 2006, the Company's common shares issuable upon the exercise of stock options, warrants and other convertible securities were excluded from the determination of diluted loss per share as their effect would be anti-dilutive.

December 31, 2007 (expressed in U.S. dollars)

9. SHARE CAPITAL

[a] Authorized

The Company is authorized to issue up to 100,000,000 shares of common stock, par value $0.001 per share and up to 1,000,000 shares of preferred stock, par value $0.001 per share.

[b] Common stock

2007

Exchangeable Shares

During 2007, a holder of the Exchangeable Shares exchanged 512,500 Exchangeable Shares into 512,500 common shares of the Company for no additional consideration.

Stock Options

On February 1, 2007, the Company issued 20,000 shares of common stock from the exercise of stock options for gross proceeds of $4,764 (Cdn$5,600).

On February 15, 2007, the Company issued 34,062 shares of common stock from the exercise of stock options for gross proceeds of $6,746 (Cdn$7,850).

On February 21, 2007, the Company issued 20,000 shares of common stock from the exercise of stock options for gross proceeds of $4,823 (Cdn$5,600).

On February 23, 2007, the Company issued 80,000 shares of common stock from the exercise of stock options for gross proceeds of $19,335 (Cdn$22,400).

On July 6, 2007, the Company issued 9,375 shares of common stock from the exercise of stock options for gross proceeds of $1,431 (Cdn$1,500).

On September 19, 2007, the Company issued 427,500 shares of common stock from the exercise of stock options for gross proceeds of $67,408 (Cdn$68,400).

2006

Private Placements

On December 19, 2006, the Company issued 6,851,000 units at Cdn$0.50 per unit for net cash proceeds of $2,839,218 (Cdn$3,281,568). Each unit consists of one share of common stock and one half of one Class A share purchase warrant, entitling the holder to one common share, exercisable at Cdn$0.65 per share at any time up to Voice Mobility International, Inc.

December 19, 2009. The Company incurred $20,325 (Cdn$23,492) in professional fees and $104,205 (Cdn$120,440) in financing fees for a total of $124,530 (Cdn$143,932). The Company also issued 80,000 common shares and 40,000 Class A share purchase warrants to a third party as a financing fee. The warrants also include a call feature at the option of the Company that is described in Note 9[d].

Exchangeable Shares

During 2006, a holder of the Exchangeable Shares exchanged 400,000 Exchangeable Shares into 400,000 common shares of the Company for no additional consideration.

December 31, 2007 (expressed in U.S. dollars)

9. SHARE CAPITAL (cont'd)

Stock Options

On September 12, 2006, the Company issued 20,000 shares of common stock from the exercise of stock options for gross proceeds of $5,003 (Cdn$5,600).

On November 23, 2006, the Company issued 20,000 shares of common stock from the exercise of stock options for gross proceeds of $4,904 (Cdn$5,600).

[c] Stock options

Second Amended and Restated 1999 Stock Option Plan

On June 14, 2001, an amendment to the Amended and Restated 1999 Stock Option Plan was approved to meet the requirements for listing of the Company's securities on The Toronto Stock Exchange. The Second Amended and Restated 1999 Stock Option Plan ("Plan") authorizes an aggregate amount of 12,000,000 common shares to be issued pursuant to the exercise of stock options.

The Plan provides for the granting of options, which either qualify for treatment as incentive stock options or non-statutory stock options, and entitles directors, employees and consultants to purchase common shares of the Company. Options granted are subject to approval of the Board of Directors or the Compensation Committee.

Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on 3 years of continuous service and have 5-year contractual terms. Any options that do not vest as the result of a grantee leaving the Company are forfeited and the common shares underlying them are returned to the reserve.

Activity under the Plan is as follows:

		Options Outstanding		
	Shares Available for Grant	Number of Shares	Price per Share	Weighted Average Exercise Price
Balance, December 31, 2005	777,197	7,138,776	$0.14 – $3.29	$0.74
Options granted	(1,269,135)	1,269,135	$0.43 – $0.70	$0.58
Shares authorized	2,000,000	-	-	
Options expired	803,866	(803,866)	$0.32 – $2.56	$1.38
Options exercised	-	(40,000)	$0.24	$0.24
Balance, December 31, 2006	2,311,928	7,564,045	$0.14 – $1.70	$0.64
Options granted	(2,420,500)	2,420,500	$0.23 - $0.61	$0.37
Options expired	396,250	(396,250)	$0.16 – $0.28	0.19
Options forfeited	1,272,474	(1,272,474)	$0.23 – $1.11	$0.73
Options exercised	-	(590,937)	$0.16 – $0.28	$0.19
Balance, December 31, 2007	1,560,152	7,724,884	$0.23 – $1.31	$0.71

9. SHARE CAPITAL (cont'd)

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at December 31, 2007 are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2007	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable at December 31, 2007	Weighted Average Exercise Price
$0.23 - $0.50	2,775,334	$0.36	3.64	1,060,528	$0.29
$0.51 - $1.00	3,193,900	$0.80	2.48	2,713,469	$0.73
$1.01 - $1.31	1,755,650	$1.10	1.63	1,737,733	$1.10
	7,724,884	$0.71	2.70	5,511,730	$0.76

As at December 31, 2007, 7,724,884 [2006 - 7,564,045] options outstanding have an exercise price denominated in Canadian dollars with a weighted average exercise price of Cdn$0.70 [2006 – Cdn$0.74].

Impact of Adoption of FAS 123(R)

At December 31, 2007, the Company has one stock-based employee compensation plan. Prior to December 31, 2005, the Company accounted for the plan under the recognition and measurement provisions of APB Opinion No.25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by FASB Statement No 123, Accounting for Stock-Based Compensation. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment, using the modified-prospective-transition method. Under that transition method, compensation cost recognized in the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payment granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R).

As FAS123(R) requires that stock-based compensation expense be based on awards that are ultimately expected to vest, stock-based compensation expense for the year ended December 31, 2007 has considerations for estimated forfeitures. When estimating forfeitures, we consider voluntary termination behavior as well as trends of actual option forfeitures.

December 31, 2007 (expressed in U.S. dollars)

9. SHARE CAPITAL (cont'd)

Total stock-based compensation for the year ended December 31, 2007 includes stock-based compensation expense related to employees of $545,354 [2006 - $630,999] and stock-based-compensation expense related to a consultant of $nil [2006 - $17,351] reported in the statement of operations as follows:

	2007 $	2006 $
Stock-based compensation		
Sales and marketing	**95,384**	90,504
Research and development	**119,535**	156,974
General and administrative	**330,435**	400,872
Total stock-based compensation	**545,354**	648,350

Valuation Assumptions

The fair value of the Company's stock-based awards granted to employees for the year ended December 31, 2007 and 2006 was estimated using the Black-Scholes option pricing model.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the following table. Because the Black-Scholes option pricing model incorporates ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on historical volatility of the Company's stock, and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the expected life of the options is based on the Bank of Canada T-Bill rate in effect at the time of grant.

	2007	2006
Expected life of employee stock options (in years)	**3.0**	3.0
Weighted average volatility	**79%**	97%
Expected volatility	**78% - 80%**	82% - 106%
Risk-free interest rate	**4.03% - 4.66%**	3.84% - 4.18%
Dividend yields	**0%**	0%
Weighted average fair value of stock options under employee stock option plans granted during the period	**$0.16**	$0.36

December 31, 2007 (expressed in U.S. dollars)

9. SHARE CAPITAL (cont'd)

Stock-based Payment Award Activity

A summary of option activity under the Plan as of December 31, 2007, and changes during the year ended is presented below:

Options	Shares	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value $
Outstanding at January 1, 2007	7,564,045	0.64		
Granted	2,420,500	0.37		
Expired	(396,250)	0.19		
Forfeited	(1,272,474)	0.73		
Exercised	(590,937)	0.19		
Outstanding at December 31, 2007	7,724,884	0.71	2.70	47,578
[Vested or expected to vest at December 31, 2007]	7,495,447	0.71	2.70	47,578
Exercisable at December 31, 2007	5,511,730	0.76	1.59	9,268

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common stock for the 1,443,000 options that were in-the-money at December 31, 2007. The weighted-average grant date fair value of options granted during the year ended December 31, 2007 and 2006 was $0.15 and $0.37, respectively.

A summary of the status of the Company's nonvested shares as of December 31, 2007 and changes during the year ended December 31, 2007, is presented below:

Nonvested Shares	Shares	Weighted Average Grant-Date Fair Value
		$
Nonvested at January 1, 2007	2,129,365	0.43
Granted	1,565,500	0.17
Vested	(1,481,711)	0.45
Nonvested at December 31, 2007	2,213,154	0.23

As of December 31, 2007, there was $509,025 of total unrecognized compensation cost related to nonvested share based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 4.09 years. The total fair value of shares vested during the year ended December 31, 2007 was $545,354.

9. SHARE CAPITAL (cont'd)

[d] Warrants

The Company has the following common stock warrants outstanding:

	Outstanding at January 1	Issued	Exercised	Forfeited or Cancelled	Outstanding at December 31	Exercise Price	Expiry
	#	#	#	#	#	Cdn$	Date
2007							
Class R warrants	574,999			-	574,999	0.425	Sep. 8/08
Class S warrants	1,176,470	-	-	-	1,176,470	0.425	Sep. 8/08
Class T warrants	3,198,350		-	-	3,198,350	0.425	Sep. 8/08
Class U warrants	466,875	-	-	466,875	-	1.36	Mar. 4/07
Class V warrants	4,000,000	-	-	4,000,000	-	1.14	May 31/07
Class W warrants	76,923		-	76,923	-	1.00	Aug. 26/07
Class W warrants	1,229,450	-	-	1,229,450	-	1.00	Sep. 21/07
Class X warrants	2,063,560		-	-	2,063,560	1.10	Jun. 26/08
Class Y warrants	70,000		-	-	70,000	1.10	Aug. 18/08
Class Z warrants	1,450,000		-	-	1,450,000	1.10	Sep. 18/08
Class A warrants	3,465,500	-	-	-	3,465,500	0.65	Dec 19/09
	17,772,127		-	5,773,248	11,998,879		
2006							
Class R warrants	574,999	-	-	-	574,999	0.425	Sep. 8/08
Class S warrants	1,176,470	-	-	-	1,176,470	0.425	Sep. 8/08
Class T warrants	3,198,350	-	-	-	3,198,350	0.425	Sep. 8/08
Class U warrants	466,875	-	-	-	466,875	1.36	Mar. 4/07
Class V warrants	2,000,000	-	-	2,000,000	-	1.14	May 31/06
Class V warrants	4,000,000	-	-	-	4,000,000	1.14	May 31/07
Class W warrants	76,923	-	-	-	76,923	1.00	Aug. 26/07
Class W warrants	1,229,450	-	-	-	1,229,450	1.00	Sep. 21/07
Class X warrants	2,063,560		-	-	2,063,560	1.10	Jun. 26/08
Class Y warrants	70,000		-	-	70,000	1.10	Aug. 18/08
Class Z warrants	1,450,000		-	-	1,450,000	1.10	Sep. 18/08
Class A warrants	-	3,465,500	-	-	3,465,500	0.65	Dec 19/09
	16,306,627	3,465,500	-	2,000,000	17,772,127		

All of the share purchase warrants outstanding have exercise prices denominated in Canadian dollars.

The following share purchase warrants have a call feature by which the Company can demand exercise of the share purchase warrants if the common stock trades at a price equal to or greater than a specified Canadian dollar amount on the Toronto Stock Exchange for a period of 30 consecutive days and if the share purchase warrants have not been exercised then such share purchase warrants will terminate on the date that is 120 days from the date such demand is given to the holders.

	Call Feature
	$
Class R, S and T warrants	$1.29 (Cdn$1.275)
Class X, Y and Z warrants	$2.02 (Cdn$2.00)
Class A warrants	$1.31 (Cdn$1.30)

December 31, 2007 (expressed in U.S. dollars)

9. SHARE CAPITAL (cont'd)

3,465,500 Class A warrants have a call feature by which the Company can demand exercise of the share purchase warrants if the common stock trades at a price equal to or greater than Cdn$1.30 on the Toronto Stock Exchange for a period of 30 consecutive days and the average daily trading volume is greater than 100,000 shares for such 30 consecutive trading day period. If the share purchase warrants have not been exercised then such share purchase warrants will terminate on the date that is 120 days from the date such demand is given to the holders.

On September 19, 2005, the Company modified the existing call feature on the Class T share purchase warrants to restrict the amount callable to 20% in each successive 30 day period after the initial call.

10. INCOME TAXES

The Company adopted the provisions of FIN 48, on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company and its subsidiaries are subject to U.S. federal income tax, Canadian income tax, as well as income tax of multiple state and local jurisdictions. Based on the Company's evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company's evaluation was performed for the tax years ended December 31, 2000, 2001, 2002, 2003, 2004, 2005 and 2006, the tax years which remain subject to examination by major tax jurisdictions as of December 31, 2007. The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to the Company's financial results. In the event the Company has received an assessment for interest and/or penalties, it has been classified in the financial statements as selling, general and administrative expense.

The Company is subject to United States federal and state income taxes at an approximate rate of 35%. The Company is also subject to Canadian federal and British Columbia provincial taxes in Canada. The reconciliation of the provision (recovery) for income taxes at the United States federal statutory rate compared to the Company's income tax expense is as follows:

	2007	2006
	$	$
Tax recovery at U.S. statutory rates	(1,182,000)	(1,156,000)
Higher effective income taxes of Canadian subsidiary	24,000	(4,000)
Change in valuation allowance	144,000	(58,000)
Change in tax rate applied in valuation allowance	246,000	462,000
Imputed interest	256,000	247,000
Non-deductible expenses	512,000	509,000
Income tax expense (recovery)	-	-

December 31, 2007 (expressed in U.S. dollars)

10. Income Taxes (cont'd)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those deferred tax assets for which realization is not more likely than not to occur.

Significant components of the Company's deferred tax assets as of December 31 are as follows:

	2007	2006
	$	$
Net operating loss carry forwards	**8,218,000**	9,010,000
Property and equipment	**1,399,000**	1,378,000
Unrealized foreign exchange	**(1,298,000)**	(727,000)
Debt discount accretion	**110,000**	99,000
Financing fees	**-**	37,000
Deferred revenue	**106,000**	103,000
Other	**6,000**	5,000
Total deferred tax assets	**8,541,000**	9,905,000
Valuation allowance	**(8,541,000)**	(9,905,000)
Net deferred tax assets	**-**	-

The non-capital and net operating loss carry forwards expire as follows:

	$
Canada	
2008	9,230,000
2009	2,797,000
2010	2,277,000
2014	2,816,000
2015	1,893,000
2026	1,809,000
2027	1,882,000
Total Canada	22,704,000
U.S.	
2019	28,000
2020	2,673,000
2021	2,339,000
2022	259,000
2023	-
2024	293,000
2025	-
2026	-
2027	-
Total US	5,592,000
	28,296,000

December 31, 2007 (expressed in U.S. dollars)

10. Income Taxes (cont'd)

Pursuant to Section 382 of the Internal Revenue Code, use of the Company's net operating loss carry forwards may be limited if the Company experiences a cumulative change in ownership of greater than 50% in a moving three year period. Ownership changes could impact the Company's ability to utilize net operating losses and credit carry forwards remaining at the ownership change date. The limitation will be determined by the fair market value of common stock outstanding prior to the ownership change, multiplied by the applicable federal rate.

11. COMMITMENTS AND CONTINGENCIES

[a] The Company leases two premises under operating leases, both of which expire in 2008. The minimum lease payments are as follows:

	$
2008	73,434
	73,434

The rental expense charged to the consolidated statements of operations in 2007 amounted to $157,508 [2006 - $147,118].

[b] On April 28, 2006, Aliant Telecom Inc. / Telecommunciations Aliant Inc. filed a Notice of Action with Statement of Claim with the Court of Queen's Bench of New Brunswick, Trial Division, Judicial District of Saint John claiming breach of several agreements between Innovatia, Aliant and the Company. The aggregate amount of the claim sought is Cdn$3,786,611. The Company believes that there is no substantive merit to the claim and management intends to vigorously defend the action. The Company has additional disclosure regarding the relationship with Innovatia and Aliant in note 7 above. The Company has made no additional provision in the financial statements on the belief that the probability of a loss is remote. Any unaccrued amount the Company may be obligated to pay, if any, in connection with this claim will be recorded in the period the claim is resolved.

12. SUPPLEMENTAL CASH FLOW INFORMATION

Net changes in operating assets and liabilities are as follows:

	2007	2006
	$	$
Accounts receivable	(22,886)	(27,000)
Other receivables	1,877	(5,479)
Prepaid expenses	(23,187)	(8,568)
Inventory	(1,846)	
Accounts payable	(11,013)	35,401
Accrued liabilities	(13,243)	(24,211)
Employee related payables	(12,543)	(5,637)
Accrued interest on promissory notes payable	161,553	145,641
Accrued interest on notes payable	504,246	475,784
	582,958	585,931

Directors

Randy G. Buchamer - Chief Executive Officer and Director

Mr. Buchamer has been our Chief Executive Officer and a director of our Company since August, 2001. Between August, 2001 and March, 1999, Mr. Buchamer provided management consulting services to various public companies for a consulting company called Rydan Management. From February, 1998 to March, 1999, Mr. Buchamer served as the Managing Director of Operations for the Jim Pattison Group and was responsible for supporting the $4.5 billion operations of 55 companies owned by the Jim Pattison Group. Some of the Jim Pattison Group businesses are involved in grocery stores, specialty packaging, advertising, magazine distribution, broadcasting, automotive retailing as well as other business. From 1996 to 1998, he served as Vice President and Chief Operating Officer of Mohawk Oil Retail Small Business Unit and from 1989 to 1996 as Vice President Corporate Services and Chief Information Officer for Mohawk Oil Company. Mohawk is a producer and seller of petroleum products. From 1987 to 1988, he was Retail Market Specialist for Digital Equipment of Canada Limited. Mr. Buchamer founded and served, from 1981 to 1988, as President of Vartech Systems Corporation and RB Computer Products, an IBM value added reseller and North American software publisher and distributor of retail, distribution and manufacturing software solutions. He received his Executive MBA from Simon Fraser University's Executive Management Development Program in 1994 and attended the Business Administration program at the University of Illinois. He also has completed courses at the IBM Canada Business Management School.

Mr. Buchamer is also a director of Bradner Ventures Ltd., a public company with a class of securities registered under the Securities Exchange Act of 1934.

Morgan Sturdy - Director

Since April, 2000, Morgan Sturdy serves as a director on several Canadian and United States public companies as described below. From September 1997 to April 2000, Mr. Sturdy was Executive Vice-President and Chief Operating Officer of NICE Systems North America, a computer telephony interface provider of call logging and quality performance products for call centers. For twelve years prior, he served as President of Dees Communications Engineering Ltd., an innovator in computer telephony solutions, which was then sold to NICE Systems. From 1997 to 1999, he was Chairman of the Board of Directors of Hothaus Technologies, a leader in DSP solutions for voice over IP, which was subsequently acquired by Broadcom. He is a current director of several publicly traded companies, including Ignition Point and TIR Systems. He recently sat on the Board of Creo Inc.'s which was acquired by Kodak Inc. in August 2005. Creo Inc.'s common shares are registered under the Securities and Exchange Act. Additionally, he sits on the board of three private technology companies including Discovery Parks and Responsetek Inc. Mr. Sturdy is the past Chairman of the British Columbia Technology Association, a member of the Board of Governors of Science World and serves on the Premier's Technology Council. Mr. Sturdy is a past director of National Wireless Canadian Research Foundation.

Gary Donahee - Chairman of the Board of Directors and Director

From 1986 to 2003, Mr. Donahee served in various capacities for Nortel Networks Corporation. Nortel Networks is a company that supplies communications technology and infrastructure to enable value-added internet protocol, or IP, data, voice and multimedia services that support the Internet and other public and private networks using wireline and wireless technologies whose common shares are registered pursuant to Section 12 of the Securities and Exchange Act of 1934. From 1986 to 1989, Mr. Donahee was Vice President, Human Resources, from 1989 to 1993, he was Senior Vice President, Corporate Human Resources, from 1993 to 1995, he was Senior Vice President and President Major Accounts, North America, from 1996 to 1998, he was Senior Vice President and President CALA Caribbean and Latin America, from 1998 to 1999, he was Senior Vice President and President Carrier Networks EMEA and from 1999 to 2003, Mr. Donahee was Executive Vice President and President the Americas. Mr. Donahee is also a director of Alaska Communications Systems Group Inc., a public company with a class of securities registered under the Securities Exchange Act of 1934. Mr. Donahee received his Bachelor of Arts, Education from the University of New Brunswick, completed his graduate studies at the University of Western Ontario and attended the Marketing Management Program at Stanford University. Mr. Donahee served as a director at various times on a number of the boards including Bell Canada, Advanced Network Systems, the American Heart Association, Alaska Communication Systems and Vantrix Corporation.

David J. Raffa - Director

David Raffa is a co-founder of and Fund Manager with Lions Capital Corp., manager of BC Advantage Funds and Lions Liquidity Investment Fund LP, and a founder and principal of Valeo Corporate Finance. Lions manages two investment funds which invest in early stage life science and technology companies. Valeo provides corporate finance advice to technology companies on financing, mergers and acquisitions and building and operating boards of directors. Mr. Raffa began his career as a corporate finance lawyer. He sold his practice at Catalyst Corporate Finance Lawyers to Fasken Martineau at the end of 2005, and retired from the practice of law. Mr. Raffa has been a member of the Board of the BC Technology Industries Association, and an advisor to the B.C. Securities Commission and TSX Venture Exchange in respect of issues material to the technology industry. He also served as Chairman of Science World's Equity Committee. He currently serves as a director, officer or advisory board member of a number of public and private technology companies. Mr. Raffa is Chairman of ActiveState Corporation and a co-founder of Amorfix Life Sciences Ltd., a TSX listed company. Mr. Raffa has over 20 years experience in advising technology companies.

Gerry Butters - Director

Mr. Butters has been a director since July 2006. Mr. Butters is a communications industry veteran with more than 40 years experience in this sector. His career encompasses senior executive positions at Nortel Networks, AT&T, and Lucent Technologies. These include Chairman of the Board of AGCS (a joint venture of GTE and AT&T), President of NTI (a Nortel Networks US subsidiary). He was President of Global Public Networks at AT&T Network Systems from October 1997 to November 1999, President of the Optical Networks Group at Lucent Technologies from December 1999 to August 2000 and Senior Vice President Marketing and Technology at Lucent Technologies. Mr. Butters retired from Lucent Technologies in August 2000. Since August 2000 through the present time, Mr. Butters has been a board director of Lambda Optical Systems, a privately held company since October 2003, and a technical advisor to several privately held technology firms.

Mr. Butters is also a director of Amedia Networks Inc., a public company with a class of securities registered under the Securities Exchange Act of 1934.

Sherman Henderson - Director

Mr. Henderson currently serves as President and CEO of Lightyear Network Solutions and has served for the past four years as Chairman of the Board of COMPTEL, a US telecommunications industry association with over 400 members, including among others: Sprint, Qwest, BellSouth, ALLTEL, and Level 3. Mr. Henderson received a Bachelor of Arts degree in Business Administration from Florida State University.

William H. Laird - Director

Mr. Laird is a venture capitalist and served for the past fifteen years as director to several start-up companies. Mr. Laird is president of W.H. Laird Holdings Ltd., and director and secretary of Tech-Crete Processors Ltd., Piccadilly Place Mall Inc., and Exel Construction Ltd. These companies encompass manufacturing, construction, and property development and leasing.

Corporate Information

Head Office

Voice Mobility International, Inc.
Suite 100, 4190 Lougheed Hwy.
Burnaby, BC
V5C 6A8
www.voicemobility.com

Investor Relations

investorsline@voicemobility.com
Telephone/Fax: 1-888-370-8751

Stock Exchange

Toronto Stock Exchange
Trading Symbol: VMY

NASD OTC Bulletin Board

Trading Symbol: VMII

Frankfurt Stock Exchange

Trading Symbol: VMY

Common Shares Outstanding:

56,842,571

Auditors

Ernst & Young LLP
Telephone: 604-891-8200

Agent

(For change of address or registration)
Computershare Investor Services Inc.
Telephone:1-888-661-5566
www.computershare.com

Legal Counsel

United States & Canada
Clark Wilson LLP
Telephone: 604.687.5700
Fax: 604.687.6314

END

Annual General Meeting

The annual general meeting of shareholders and management for Voice Mobility International, Inc. will be held on: June 5, 2008 at 10:00 am, at Standard Life Xchange Conference Ctr. 2nd Fl., 888 Dunsmuir Street, Vancouver, BC V6C 2T6.